FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2005

VIDÉOTRON LTÉE
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending
September 30, 2005
VIDÉOTRON LTÉE
Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended September 30, 2005 of Vidéotron ltée.

QUARTERLY REPORT
2005 FISCAL YEAR

VIDÉOTRON LTÉE

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Nine-month Period

January 1, 2005 – September 30, 2005

October 27, 2005

VIDÉOTRON LTÉE
Interim Consolidated Financial Statements
(Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005

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Highlights

FINANCIAL STATISTICS

	For the three-month period ended		For the nine-month period ended
(in thousands of Canadian dollars)	September 30, 2004	September 30, 2005	September 30, 2004	September 30, 2005

Revenues	$221,270	$250,673	$640,387	$723,842
Operating income	89,715	94,975	253,501	282,088
Depreciation and amortization	31,482	32,390	94,797	94,874
Net income	41,100	32,682	100,701	96,431
Cash flows from operating activities	90,546	94,056	186,814	236,786
Acquisition of fixed assets	33,167	59,536	93,683	134,492

CUSTOMER STATISTICS

Home passed (1)			2,374,668	2,411,742

Cable

Basic Cable Customers (2)			1,441,203	1,471,661
% Penetration (3)			60.7%	61.0%
Basic Cable, Net additions	21,798	28,535	17,059	19,107

Digital Cable Customers			308,954	424,657
% Penetration (4)			21.4%	28.9%
Digital Cable, Net additions	20,348	43,608	68,061	90,993

Internet Access

Dial up			24,887	19,157
Dial up, Net losses	(1,238)	(918)	(3,934)	(4,816)

Cable Modem			476,182	587,684
% Penetration (3)			20.1%	24.4%
Cable Modem, Net additions	29,608	39,694	69,905	85,054

Telephony

VoIP Customers				96,010
% Penetration (3)				4.0%
VoIP Customers, Net additions		54,170		93,875

(1)

Homes passed are number of living units, such as residential homes, apartments and condominium units, passed by the cable television distribution network in a given cable system service area to which we offer the named service.

(2)	Basic customers are customers who received basic cable service, including analogue and digital customers.

(3)	Represents customers as a percentage of homes passed.

(4)	Represents digital customers as a percentage of basic customers.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

          Certain statements in this report may constitute forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “continue” or the negative of these terms or variations of them or similar terminology. These forward-looking statements involve significant risks, uncertainties and assumptions and are subject to change upon various factors, including economic conditions, competition, emerging technologies, regulation and other, many of which are beyond our control. See “Item 3 — Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2004. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary materially from those as described herein. Any forward-looking statement speak only as of the date on which it was originally made and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This analysis should also be read in conjunction with the section “Item 5 — Operating and Financial Review and Prospects” included in our Annual Report on Form 20-F for the year ended December 31, 2004 (filed on EDGAR at www.sec.gov) and our Annual Consolidated Financial Statements and the notes thereto.

General

          This Management’s Discussion and Analysis contains a narrative description of our consolidated financial position as of September 30, 2005 and the results of our operations and cash flows for the periods ended September 30, 2004 and 2005. This discussion should be read in conjunction with our interim consolidated financial statements for the periods ended September 30, 2004 and 2005. Our interim consolidated financial statements and this related Management’s Discussion and Analysis were reviewed by our Audit Committee on October 26, 2005 and approved by our Board of Directors on October 31, 2005.

          Our interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2004 and 2005 have been prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. Note 7 to our interim consolidated financial statements for the periods ended September 30, 2004 and 2005 explains the principal differences between Canadian GAAP and U.S. GAAP and the extent to which these differences affect our interim consolidated financial statements. All amounts are in Canadian dollars unless otherwise specified.

          As calculated in our interim consolidated financial statements, operating income for us means net income (loss) before depreciation and amortization, financial expenses, dividend income from the parent company and income taxes. Operating income is not a measure of result that is consistent with either Canadian GAAP or U.S. GAAP, nor is it intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity or to represent funds available for debt service, dividends, reinvestment or other discretionary uses. Operating income should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income because we believe that it is a meaningful measure of performance. Operating income is commonly used in the sectors in which we operate and by the investment community generally to analyze and compare companies. It also facilitates period-over-period comparison of results, since operating income excludes, among other things, unusual items that are not readily comparable from one financial period to another. Our definition of operating income may not be the same as identically or similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating revenues.

          Average monthly revenue per user, or ARPU, is an industry term that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement under Canadian GAAP or U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically or similarly titled measurements reported by other companies. We calculate ARPU by dividing our combined cable television, Internet-access and telephony services revenues by the average number of our basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

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Recent Developments

          On September 20, 2005, we announced that we had signed a strategic relationship agreement with Rogers Wireless Inc., or Rogers Wireless, the operator of Canada’s largest integrated wireless voice and data network, that we expect will enable us to offer Québec consumers a quadruple play of television, broadband Internet, cable telephony and Vidéotron branded mobile wireless services. We will operate as a Mobile Virtual Network Operator, or MVNO, utilizing wireless voice and data services provided by Rogers Wireless across its GSM/GPRS network. We currently intend to launch our mobile wireless offering during the first half of 2006, with services to include international roaming and popular options. We will be responsible for acquiring and billing customers, as well as for providing customer support under our own brand. We are currently the only company in our service area to offer customers true one-stop shopping, namely one customer service number to call for all telecommunications services, one technician who can provide all technical services at the customer’s home, and one monthly bill for all such services.

          On September 16, 2005, we issued US$175.0 million aggregate principal amount of 6 3/8 % Senior Notes due December 15, 2015 at a discount of 99.5% to their face value for net proceeds of US$174.1 million. See “— Liquidity and Capital Resources — Sources of Liquidity and Capital Resources — Capital Markets Debt Financing” below.

Three Months Ended September 30, 2005 Compared to Three Months Ended September 30, 2004

Revenues

          Consolidated operating revenues for the third quarter ended September 30, 2005 were $250.7 million compared to $221.3 million for the same period in 2004, representing an increase of $29.4 million (13.3%).

          Cable television revenues for the third quarter ended September 30, 2005 increased by $9.8 million (6.8%) as compared to the same period in 2004. This growth was primarily due to an increase in the number of our basic cable customers and Video-on-demand buying rates, as well as to more lucrative sales packages and the price increases gradually implemented at the beginning of each March 2004 and 2005, which was partially offset by lower revenues from customer equipment rentals. During the third quarter of 2005, we recorded a net gain of 28,535 cable television customers, bringing the number of our basic cable customers to 1,471,661, compared to an increase of 21,798 customers during the third quarter of 2004 and a total of 1,441,203 basic cable customers as at September 30, 2004. As of September 30, 2005, we noted an increase of 2.1% in the number of our basic cable customers as compared to September 30, 2004. ARPU for our cable television services increased from $33.86 to $35.51, reflecting more lucrative sales packages, price increases and the migration from analog to digital.

          Internet revenues for the third quarter ended September 30, 2005 increased by $11.7 million (20.6%), mainly due to an increase in the number of our high-speed Internet customers along with price increases gradually implemented at the beginning of each of March 2004 and 2005. The number of high-speed Internet customers increased by 39,694 (7.2%) to a total of 587,684 as of September 30, 2005, compared to an increase of 29,608 (6.6%) to a total of 476,182 for the same period in 2004. ARPU for our Internet services increased from $38.88 to $38.91 due to prices increases, which was partially offset by a greater number of customers subscribing to basic Internet services offered at a lower price than our high-speed Internet services.

          Revenues from video stores for the third quarter ended September 30, 2005 decreased by $0.1 million (0.7%) mainly due to lower video rentals attributable to an unusually warm summer and increased competition. The decrease was offset by the acquisition of Jumbo Entertainment Inc., franchisor and operator of 100 videos and video game rental stores across Canada, representing revenues of $2.3 million, compared to $0.9 million for the same period in 2004.

          Other revenues, mainly from the sale of equipment to customers and telephony services, increased by $8.0 million to a total of $15.3 million for the third quarter ended September 30, 2005, compared to $7.3 million for the same period in 2004. This increase was due to the launch of our new telephony services in early 2005 and a higher sales volume of digital set-top boxes, which was offset by such terminals being sold at a lower price. Telephony revenues for the third quarter ended September 30, 2005 were $6.1 million, compared to none for the same period in 2004. During the three months ended September 30, 2005, we recorded a net increase in the number of our telephony customers of 54,170 to a total of 96,010 as at the end of the third quarter. ARPU for our telephony services was $30.69 for the third quarter ended September 30, 2005. In January, we launched our new residential telephony services throughout the Montreal South Shore, Laval, Montréal and Quebec City regions. As of

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September 30, 2005, approximately 61% of all of our cable customers were in areas in which our Voice over IP telephony service was available.

Direct Costs and Operating, General and Administrative Expenses

          Direct costs increased by $13.6 million (23.3%) to reach $71.9 million for the third quarter ended September 30, 2005 from $58.3 million for the same period in 2004. Direct costs for cable television services during the three months ended September 30, 2005, which consisted of programming costs, were higher than for the same period in 2004 due to a greater number of digital customers and increased penetration of our video-on-demand service. Internet access direct costs for the third quarter ended September 30, 2005 were higher than for the same period in 2004 due to a greater number of Internet access customers. The increase in bandwidth utilization per customer was partly offset by lower costs. Direct costs also increased due to the launch of our new telephony services and greater number of set-top boxes sold to customers, which was offset by a reduction in our direct costs due to lower acquisition costs of such equipment and a more favorable exchange rate on the U.S. dollar.

          Operating, general and administrative expenses increased by $10.5 million (14.3%) to reach $83.8 million for the third quarter ended September 30, 2005, compared to $73.3 million for the same period in 2004. This increase was mainly due to the launch of our new telephony services, sales expenses, network maintenance as well as management fees paid to our parent company.

Operating Income

          Operating income for the third quarter ended September 30, 2005 was $95.0 million, compared to $89.7 million for the same period in 2004, representing an increase of $5.3 million (5.9%). Operating income margin decreased to 37.9% for the third quarter ended September 30, 2005 from 40.5% for the same period in 2004, mainly due to increased subsidies on equipment sold to customers, which amounted to $11.5 million (4.6% of sales) in the third quarter ended September 30, 2005 compared to $5.9 million (2.7% of sales) for the same period in 2004 and by expenses incurred for our new telephony service offerings. See “— General” above for the reconciliation of operating income to net income.

Depreciation and Amortization

          Depreciation and amortization expenses for the third quarter ended September 30, 2005 were $32.4 million compared to $31.5 million for the same period 2004, representing an increase of $0.9 million (2.9%). This increase was attributable to ongoing capital expenditures required to support a greater number of Internet access and telephony customers, network extensions and maintenance capital.

Financial Expenses and Dividend Income

          Financial expenses for the third quarter ended September 30, 2005 were $13.7 million, as compared to $41.9 million for the same period in 2004, representing a decrease of $28.2 million (67%). This decrease was attributable to $29.7 million of interest expenses that had been paid during the third quarter of 2004 on our $1.1 billion subordinated loan with Quebecor Media, our parent company, which was compensated by $30.4 million of dividend income related to the $1.1 billion investment in the preferred shares of Quebecor Media. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.” The decrease is also due to the favorable change in the fair value of interest rate swaps in the amount of $1.2 million, compared to none in 2004. The decrease was offset, however, by a foreign exchange loss of $0.7 million on U.S. dollar-denominated long-term debt, compared to a gain of $2.1 million in 2004 and an increase in interest expenses on our long-term debt due to the refinancing of a part of our long-term debt in November 2004 and our new 6 3/8 % Senior Notes due December 15, 2015 that we issued on September 16, 2005. See “— Liquidity and Capital Resources — Sources of Liquidity and Capital Resources — Capital Market Debt Financing” below.

Income Taxes

          Income taxes for the third quarter ended September 30, 2005 were $16.2 million, compared to $5.6 million for the same period in 2004, representing an effective tax rate of 33.1% compared to 12.0% for the same period in 2004, an increase of 21.1% in the effective tax rate based on income before income taxes and non-controlling interest. This increase was mainly due to tax consolidation transactions where the dividend income that we received during the third quarter of 2004 from Quebecor Media, our parent company, was non-taxable. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.”

5

Net Income

          Our net income was $32.7 million for the third quarter ended September 30, 2005, as compared to $41.1 million for the same period in 2004, a decrease of $8.4 million (20.5%). Higher operating income was offset by the increase in our effective tax rate discussed above under “— Income Taxes.”. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.”

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

Revenues

          Consolidated operating revenues for the nine months ended September 30, 2005 were $723.8 million, compared to $640.4 million for the same period in 2004, representing an increase of $83.4 million (13.0%).

          Cable television revenues for the nine months ended September 30, 2005 increased by $29.0 million (6.8%) as compared to the same period in 2004. This growth was primarily due to an increase of 26,548 in the average number of basic cable customers during the period over the average number of basic cable customers during the nine months ended September 30, 2004 and higher Video-on-demand buying rates as well as to more lucrative sales packages and the price increases gradually implemented at the beginning of each of March 2004 and 2005, which was partially offset by lower revenues from customer equipment rentals. During the nine months ended September 30, 2005, we recorded a net gain of 19,107 cable television customers, bringing the number of our total basic cable customers to 1,471,661, compared to an increase of 17,059 basic cable customers during the nine months ended September 30, 2004 and a total of 1,441,203 basic cable customers as at the end of such period. We increased the number of our digital customers by 90,993 (27.3%) during the nine months ended September 30, 2005, compared to an increase of 68,061 digital customers (28.3%) for the same period in 2004. For the nine months ended September 30, 2005, ARPU for our cable television services increased from $33.36 to $34.97, reflecting more lucrative packages, price increases and a migration from analog to digital.

          Internet revenues for the nine months ended September 30, 2005 increased by $35.0 million (21.5%), mainly due to an increase of 100,081 in the average number of high-speed Internet customers during the period over the average number of high-speed Internet customers during the nine months ended September 30, 2004, along with price increases gradually implemented at the beginning of each of March 2004 and 2005. The number of high-speed Internet customers increased by 85,054 (16.9%) during the nine months ended September 30, 2005, compared to an increase of 69,905 high-speed Internet customers (17.2%) during the same period in 2004. For the nine months ended September 30, 2005, ARPU for our Internet services increased from $38.69 to $39.09.

          Revenues from video stores for the nine months ended September 30, 2005 increased by $5.3 million (16.1%), mainly due to the acquisition in July 2004 of Jumbo Entertainment Inc., a franchisor and operator of approximately 100 video and video game rental stores across Canada, which represents revenues of $6.7 million, compared to an increase of $1.5 million during the same period in 2004. This growth was also due to a strong performance of our video game stores, higher revenues from retail sales and higher royalties, which was offset by lower video rentals attributable to an unusually warm summer and increased competition.

          Other revenues, mainly from the sale of equipment to customers and telephony services, increased by $14.2 million to a total of $30.9 million for the nine months ended September 30, 2005, compared to $16.7 million for the same period in 2004. This increase was due to the launch of our new telephony service offerings and higher sales volume of digital terminals, which was offset by lower sale prices of such equipment. Telephony revenues for the nine months ended September 30, 2005 were $8.9 million, compared to none for the same period in 2004. The number of telephony customers increased by 93,875 for the nine months ended September 30, 2005. ARPU for our telephony services was $29.93 for the nine months ended September 30, 2005. In January 2005, we launched our new residential telephony services throughout the Montréal South Shore, Laval, Montréal and Quebec City regions. As of September 30, 2005, approximately 61% of all of our cable customers were in areas in which our Voice over IP telephony service was available.

Direct Costs and Operating, General and Administrative Expenses

          Direct costs increased by $17.1 million (9.4%) to reach $199.8 million for the nine months ended September 30, 2005 from $182.7 million for the same period in 2004. Direct costs for cable television services during the nine months ended September 30, 2005, which consisted of programming costs, were higher than during the same period in 2004 due to a greater number of digital customers and increased penetration of our video-on-demand service. Internet access direct costs for the nine months ended September 30, 2005 were higher than for the same period in

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2004 due to a greater number of Internet access customers. Direct costs also increased due to the launch of our new telephony services and an increased volume of set-top boxes sold to customers, which was partially offset by a reduction in our direct costs due to lower acquisition costs of such equipment and a more favorable exchange rate on the U.S. dollar.

          Operating, general and administrative expenses increased by $37.8 million (18.5%) to reach $242.0 million for the nine months ended September 30, 2005, compared to $204.2 million for the same period in 2004. This increase is mainly due to the launch of our new telephony services, higher sales expenses, as well as management fees paid to our parent company. In addition, following the decision of the Supreme Court of Canada in June, 2004 to the effect that Internet service providers were not liable to pay royalties for copyrights, a provision of $4.7 million that had been previously made was reversed in June 2004.

Operating Income

          Operating income for the nine months, ended September 30, 2005 was $282.5 million, compared to $253.5 million for the same period in 2004, representing an increase of $28.6 million (11.4%). Operating income margin decreased to 39.0% for the nine-month period ended September 30, 2005 from 39.6% for 2004. The reduction in operating income margin was due to a higher percentage of operating, general and administrative expenses on our new telephony services. Subsidies on equipment sold to customers amounted to $24.5 million (3.4% of sales) during the nine months ended September 30, 2005, compared to $25.8 million (4.0% of sales) in 2004. See “— General” for the reconciliation of operating income to net income.

Depreciation and Amortization

          Depreciation and amortization expenses for the nine months ended September 30, 2005 were $94.9 million, compared to $94.8 million for the same period in 2004, representing an increase of $0.1 million (0.1%).

Financial Expenses, Dividend Income and Other Item

          Financial expenses for the nine months ended September 30, 2005 were $46.8 million, compared to $133.3 million for the same period in 2004, representing a decrease of $86.5 million (65%). This decrease was attributable to $83.7 million of interest expenses that had been paid during the nine months ended September 30, 2004 on our $1.1 billion subordinated loan with Quebecor Media, our parent company, which was compensated by $85.6 million of dividend income related to our $1.1 billion investment in the preferred shares of Quebecor Media. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.” The decrease is also due to a foreign exchange loss of $1.4 million on U.S. dollar-denominated long-term debt, compared to a foreign exchange loss of $2.3 million during the same period in 2004 and the reclassification of bank fees in our financial statements, which are now presented as operating, general and administrative expenses (previously such bank fees had been presented as financial expenses). The decrease was offset by an increase in interest expenses on our long-term debt due to the refinancing of a part of our long-term debt in November 2004 and the issuance on September 16, 2005 of our new 6 3/8 % Senior Notes due December 15, 2015. See “— Liquidity and Capital Resources — Sources of Liquidity and Capital Resources — Capital Markets Debt Financing” below.

          Other Items for the nine months ended September 30, 2005 consisted of a $0.4 million gain on the sale of one of our corporate video stores to a franchisee.

Income Taxes

          Income taxes for the nine months ended September 30, 2005 were $44.3 million, compared to $10.2 million for the same period in 2004, representing an effective tax rate of 31.5% for the nine months ended September 30, 2005 compared to 9.2% for the same period in 2004, an increase of 22.3% in our effective tax rate based on income before income taxes and non-controlling interest. We estimate that the effective tax rate of 31.5% for the nine months ended September 30, 2005 reflects a more normalized tax rate that may be expected to apply to us in the future. This increase was mainly due to tax consolidation transactions where the dividend income received in 2004 from Quebecor Media, our parent company, was non-taxable. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.”

Net Income

          Our net income was $96.4 million for the nine months ended September 30, 2005, as compared to $100.7 million for the same period in 2004, representing a decrease of $4.3 million (4.3%). Higher operating income was offset by the increase in our effective tax rate discussed above. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.”

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Liquidity and Capital Resources

Sources of Liquidity and Capital Resources

          Our primary sources of liquidity and capital resources are:

•	funds from operations;

•	financing from related party transactions;

•	capital markets debt financing; and

•	our credit facilities.

          Funds from Operations. Cash provided by operating activities during the nine months ended September 30, 2005 was $236.8 million, compared to $186.8 million for the same period in 2004, representing an increase of $50.0 million (26.8%). Cash flow from operations before changes in non-cash operating items amounted to $238.2 million for the nine months ended September 30, 2005, compared to $224.7 million for the same period in 2004. This $13.5 million increase is mainly due to higher revenues. Cash used by the changes in non-cash operating items was $1.4 million for the nine months ended September 30, 2005, compared to $37.9 million for the same period in 2004, representing a decrease of $36.5 million. The variation in non-cash operating items is mainly due to the variation in income taxes and the timing in the payments made to suppliers and affiliated companies.

          Financing from Related Party Transactions. During the nine months ended September 30, 2005, we paid $35.2 million to Quebecor Media, the parent company, for the tax deduction transfer.

          On January 16, 2004, we borrowed $1.1 billion in the form of a subordinated loan from our sole shareholder, Quebecor Media. We used all the proceeds from this loan to purchase 1,100,000 preferred shares, Series D of Quebecor Media. On December 16, 2004, Quebecor Media redeemed these preferred shares, and we used the proceeds from this redemption to repay in full the outstanding amounts under the $1.1 billion subordinated loan. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.”

          Capital Markets Debt Financing. On September 16, 2005, we issued US$175.0 million aggregate principal amount of 6 3/8 % Senior Notes, or the 6 3/8 % Senior Notes, at a discount of 99.5% to their face value, for net proceeds of US$174.1 million, before issuance fees and expenses of $3.7 million. Interest is payable on our new 6 3/8 % Senior Notes every six months on December 15 and June 15 with the first interest payment due on December 15, 2005. Our new 6 3/8 % Senior Notes mature on December 15, 2015, are unsecured and are guaranteed by certain of our subsidiaries. The 6 3/8 % Senior Notes were sold in a private placement transaction exempt from the registration requirements of the Securities Act, and the initial purchasers of such notes then resold them in reliance on other exemptions from the registration requirements of the Securities Act. Pursuant to a registration rights agreement entered into with the initial purchasers, we have undertaken to file a registration statement with the Securities and Exchange Commission and to cause such registration statement to become effective within specified time periods in order to qualify for public distribution new senior notes to be issued in exchange of the privately issued 6 3/8 % Senior Notes, which exchange notes will have substantially similar terms and conditions and evidence the same continuing indebtedness as the privately issued 6 3/8 % Senior Notes. The 6 3/8 % Senior Notes contain certain covenants that restrict our ability and the ability of our guarantor subsidiaries to take certain actions, including our ability to incur additional indebtedness. We entered into cross-currency interest swaps to hedge against foreign exchange fluctuations related to the interest and capital repayment of the 6 3/8 % Senior Notes denominated in foreign currency.

          Interest Rate and Foreign Exchange Management. We use certain financial instruments, such as interest rate swaps, currency swap agreements and cross-currency interest rate swap agreements, to manage our interest rate and foreign exchange exposure on debt instruments. These instruments are not used for trading or speculative purposes. See “ — Quantitative and Qualitative Disclosure about Market Risk.”

          We believe that based on our current levels of operations and anticipated growth, our cash from operations, together with other available sources of liquidity, will be sufficient for the foreseeable future to fund anticipated capital expenditures and to make required payments of principal and interest on our debt, including payments due on our 6 7/8 % Senior Notes due January 15, 2014 and our new 6 3/8 % Senior Notes due December 15, 2015, as well as under our credit facilities. We also expect, to the extent permitted by the terms of our indebtedness and applicable law, to pay dividends to Quebecor Media in the future.

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Uses of Liquidity and Capital Resources

          Our principal liquidity and capital resource requirements consist of:

•	capital expenditures to maintain and upgrade our network in order to support the growth of our customer base and the launch and expansion of new or additional services;

•	the cost of migrating our customers from analog to digital cable television service;

•	the service and repayment of our debt; and

•	the payment of dividends to our shareholder.

          Capital Expenditures. During the nine months ended September 30, 2005, we invested $134.5 million in fixed assets, compared to $93.7 million during the same period in 2004, representing an increase of $40.8 million. This growth was due to $41.3 million of capital invested in our new telephony services, compared to $2.0 million for the same period in 2004 and higher HFC cable network modernizations, which was offset by lower investments in our Internet network where major investments were made in 2004. We continue to focus on success-driven capital spending and maintaining our network so that it remains in very good condition.

          Our strategy of maintaining a leadership position in offering the suite of products and services currently offered by us and launching new and advanced products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. For that reason, we have in place a modernization plan to upgrade our networks in Quebec City and in the Central Region of Quebec from a bandwidth of 480 MHz to 750 MHz or greater. We expect to complete those projects by the end of 2006, which will bring approximately 94% of our network in Quebec to an upgraded bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our new Voice over IP telephony service, we are currently considering a number of alternatives for how best to address increasing network capacity requirements resulting from higher demand for such advanced products and services. Pursuing one or more of these alternatives will require us to make substantial investments in our network in the coming years.

          Service and Repayment of Our Debt. During the nine months ended September 30, 2005, we made cash interest payments of $65.3 million, compared to $97.9 million for the same period in 2004. The decrease is mainly due to the tax consolidation transactions with Quebecor Media in 2004. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.”

          On July 15, 2005, we used our cash on hand and drew down on our revolving credit facility to reimburse the aggregate principal amount of US$75.6 million Senior Secured First Priority Notes of our subsidiary, CF Cable TV Inc., or the CF Cable notes, which bore interest at an annual rate of 9 1/8 % and were to mature in 2007. The gain on settlement of long-term debt includes the write-off of the unamortized premium of $0.8 million, net of deferred financing costs amounting to $0.5 million. In addition, an amount of $7.4 million was paid as settlement of the interest rate swaps related to the CF Cable notes.

          Payment of Dividends. During the nine months ended September 30, 2005, we paid $210.0 million in dividends to our sole shareholder, Quebecor Media, as compared to $80.0 million of dividends paid during the same period in 2004. We expect to pay dividends to Quebecor Media in the future, subject to the terms of our indebtedness and applicable law.

          Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan. Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into certain transactions described below that have had the effect of consolidating tax losses within the Quebecor Media group.

          In the first quarter of 2004, our wholly owned subsidiary, Vidéotron (1998) ltée, entered a back-to-back transaction by borrowing $1.1 billion under a subordinated loan from Quebecor Media and using the proceeds to invest in $1.1 billion of Quebecor Media preferred shares. The maturity date of the subordinated loan was January 16, 2019 and it bore interest at an annual rate of 10¾% payable semi-annually. The Quebecor Media preferred shares were redeemable at the option of Quebecor Media and retractable at our option at their paid-up value, and they carried an 11% annual fixed cumulative preferential dividend payable semi-annually. During the year ended December 31, 2004, we made cash interest payments of $108.5 million with respect to the subordinated loan and received $111.1 million in dividends with respect to our ownership of the Quebecor Media preferred shares. On December 16, 2004, this subordinated loan was repaid in full with the proceeds from the redemption of the preferred shares of Quebecor Media, and the back-to-back transaction was unwound.

9

          Contractual Obligations and Other Commercial Commitments. Our material obligations under firm contractual arrangements, including commitments for future payments, under our credit facilities, our various notes, the CF Cable notes and operating lease arrangements, as of December 31, 2004, are disclosed in notes 13, 16 and 17 to our annual consolidated financial statements. There have been no significant changes to our material contractual obligations and other commercial commitments since December 31, 2004, except for the reimbursement of the CF Cable notes on July 15, 2005 and the issuance of the 6 3/8 % Senior Notes on September 16, 2005. See also note 9 to our interim consolidated financial statements for the nine months ended September 30, 2004 and 2005.

Critical Accounting Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Consequently, actual results could differ from these estimates. We believe that all of our critical accounting estimates are described in our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in our Annual Report on Form 20-F filed for the year ended December 31, 2004 and that there has been no change to such critical accounting estimates from those described in our Annual Report on Form 20-F for the year ended December 31, 2004 and the financial statements and the notes thereto included therein.

Risks and Uncertainties

          In the normal course of business, we are exposed to fluctuations in interest rates and exchange rates. We manage this exposure through staggered maturities and by having an optimal balance of fixed and variable rate obligations. As of December 31, 2004, we were using derivative financial instruments to reduce our exchange and interest rate exposure. There have been no significant changes in our exposure to fluctuations in interest rates and exchange rates since December 31, 2004.

          While these agreements expose us to the risk of non-performance by a third party, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of the parties with whom we deal. A description of the financial derivatives used by us as of December 31, 2004 is provided in note 1(j) to our audited financial statements for the years ended December 31, 2002, 2003 and 2004 and in “Item 11 — Quantitative and Qualitative Disclosure about Market Risk” in our Annual Report on Form 20-F for the year ended December 31, 2004.

          Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivable amounts from individual customers. As of December 31, 2004, we had no significant concentration of credit risk.

Regulation

          We are subject to extensive government regulation mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the Canadian Radio-television and Telecommunications Commission. Changes to the regulations and policies governing broadcast television, specialty channels and program distribution through cable and direct broadcast satellite services, Internet service providers, Voice over IP services as well as the introduction of new regulations or policies or terms of license or treatment of the tax deductibility of advertising expenditures could have a material effect on our business, financial condition or results of operations. The significant government regulations, which affect our operations, are summarized in our Form Annual Report on Form 20-F for the year ended December 31, 2004. There have been no significant changes to those regulations since December 31, 2004.

New Accounting Policies

          During the nine months ended September 30, 2005, there have been no changes to our critical accounting policies from those described in our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in our Annual Report on Form 20-F filed for the year ended December 31, 2004.

10

VIDÉOTRON LTÉE
Interim Consolidated Statements of Operations
(Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005
(in thousands of Canadian dollars)

	Three-month period ended		Nine-month period ended
	September 30, 2004	September 30, 2005	September 30, 2004	September 30, 2005

Operating revenues:
Cable television	$145,230	$155,050	$428,542	$457,552
Internet	56,612	68,275	162,603	197,586
Video stores	12,130	12,043	32,590	37,843
Other	7,298	15,305	16,652	30,861

	221,270	250,673	640,387	723,842

Operating expenses:
Direct costs	58,257	71,931	182,651	199,798
Operating, general and administrative expenses	73,298	83,767	204,235	241,956
Depreciation and amortization	31,482	32,390	94,797	94,874
Financial expenses (note 2)	41,878	13,693	133,339	46,774
Dividend income from parent company	(30,416)	—	(85,626)	—
Other items	—	—	—	(387)

	174,499	201,781	529,396	583,015

Income before income taxes and non-controlling interest	46,771	48,892	110,991	140,827

Income taxes (note 3):
Current	(593)	(19)	(797)	2,070
Future	6,228	16,203	11,008	42,265

	5,635	16,184	10,211	44,335

	41,136	32,708	100,780	96,492

Non-controlling interest in a subsidiary	36	26	79	61

Net income	$41,100	$32,682	$100,701	$96,431

See accompanying notes to unaudited interim consolidated financial statements.

11

VIDÉOTRON LTÉE
Interim Consolidated Statements of Shareholder’s Equity (Deficiency)
(Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005
(in thousands of Canadian dollars)

	Common capital stock	Contributed surplus	Deficit	Total shareholder’s equity (deficiency)

Balance as at December 31, 2003	$173,236	$362,210	$(464,629)	$70,817

Transfer of tax deductions from a company controlled by the ultimate parent company	—	(66)	—	(66)

Excess of the preferred share retractable value over the stated capital	—	—	(1,660)	(1,660)

Net income	—	—	100,701	100,701

Dividend	—	—	(80,025)	(80,025)

Balance as at September 30, 2004	173,236	362,144	(445,613)	89,767

Transfer of tax deduction from the the parent company	—	26,800	—	26,800

Net income	—	—	46,671	46,671

Dividend	—	—	(125,208)	(125,208)

Balance as at December 31, 2004	173,236	388,944	(524,150)	38,030

Transfer of tax deductions from a company controlled by the ultimate parent company (note 3)	—	23	—	23

Net income	—	—	96,431	96,431

Dividend	—	—	(210,000)	(210,000)

Balance as at September 30, 2005	$173,236	$388,967	$(637,719)	$(75,516)

See accompanying notes to unaudited interim consolidated financial statements.

12

VIDÉOTRON LTÉE
Consolidated Balance Sheets
(Unaudited)

As at December 31, 2004 and September 30, 2005
(in thousands of Canadian dollars)

	December 31, 2004	September 30, 2005

	(Audited)
Assets
Current assets:
Cash and cash equivalents	$36,230	$13,246
Marketable securities	21,250	—
Accounts receivable	90,488	94,002
Amounts receivable from affiliated companies	5	—
Income taxes receivable	8,624	728
Inventories	30,151	25,347
Prepaid expenses	5,399	9,194
Future income taxes	58,228	53,158

	250,375	195,675

Fixed assets	884,003	919,781
Goodwill	438,426	438,682
Other assets	34,498	40,684
Future income taxes	23,559	2,191

	$1,630,861	$1,597,013

Liabilities and Shareholder’s Equity (Deficiency)
Current liabilities:
Issued and outstanding cheques	$3,903	$4,948
Accounts payable and accrued liabilities	189,057	147,160
Amounts payable to affiliated companies	51,718	45,831
Deferred revenue	105,410	111,326
Income taxes payable	1,643	685

	351,731	309,950
Deferred revenue	15,558	21,489
Pension plan accrued liability	5,833	6,231
Forward exchange contract and interest rate swaps	57,249	74,118
Future tax liabilities	122,846	138,269
Long-term debt (note 4)	1,038,908	1,121,829
Non-controlling interest in subsidiaries	706	643

	1,592,831	1,672,529
Shareholder’s equity (deficiency):
Common shares (note 5)	173,236	173,236
Contributed surplus	388,944	388,967
Deficit	(524,150)	(637,719)

	38,030	(75,516)

	$1,630,861	$1,597,013

Contingencies (note 9)

See accompanying notes to unaudited interim consolidated financial statements.

On behalf of the Board:

13

VIDÉOTRON LTÉE
Interim Consolidated Statements of Cash Flows
(Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005
(in thousands of Canadian dollars)

	Three-month period ended		Nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2004	2005	2004	2005

Cash flows from operating activities:
Net income	$41,100	$32,682	$100,701	$96,431
Adjustments for the following items:
Depreciation and amortization	33,186	35,403	99,114	102,988
Future income taxes	6,228	16,203	11,008	42,265
Non-controlling interest in a subsidiary	36	26	79	61
Amortization of debt premium and discount	(191)	(401)	(574)	(1,804)
Change in fair value of interest rate swaps	—	(1,177)	—	(904)
Loss (gain) on disposal of fixed assets	1,165	(643)	12,020	(849)
Loss (gain) on foreign currency denominated debt	(2,148)	(71)	2,312	285
Gain on settlement of long-term debt	—	(312)	—	(312)
Other items	30	—	27	—

Cash flows from operations	79,406	81,710	224,687	238,161

Changes in non-cash operating items (note 7)	11,140	12,346	(37,873)	(1,375)

Cash flows from operating activities	90,546	94,056	186,814	236,786

Cash flows from investing activities:
Acquisition of fixed assets	(33,167)	(59,536)	(93,683)	(134,492)
Net change in other assets	(168)	(1,151)	(347)	(1,468)
Acquisition of goodwill	—	—	(92)	—
Proceeds on disposal of fixed assets and investments	205	522	1,019	1,001
Acquisition of shares of parent company	—	—	(1,100,000)	—
Proceeds on disposal of marketable securities	—	—	23,131	21,250
Payment of tax deductions to the parent company	—	—	—	(35,200)
Net disposal (acquisition) of video store assets	(7,052)	(11)	(7,052)	53
Acquisition of non-controlling interest	—	—	(10)	—

Cash flows used in investing activities	(40,182)	(60,176)	(1,177,034)	(148,856)

Cash flows from financing activities:
Repayment of long-term debt	(12,500)	(92,284)	(37,500)	(92,284)
Issuance of long-term debt	—	205,130	—	205,130
Financing costs on long-term debt	—	(3,725)	(1,195)	(3,725)
Increase in long-term intercompany loan from parent company	—	—	1,100,000	—
Settlement of interest rate swaps	—	(8,641)	—	(10,955)
Redemption of shares	—	—	(3,660)	—
Dividend to parent company	(41,779)	(200,000)	(80,025)	(210,000)
Other	—	—	—	(126)

Cash flows from (used in) financing activities	(54,279)	(99,520)	977,620	(111,960)

Net change in cash and cash equivalents	(3,915)	(65,640)	(12,600)	(24,030)
Cash and cash equivalents at beginning of period	16,593	73,937	25,278	32,327

Cash and cash equivalents at end of period	$12,678	$8,297	$12,678	$8,297

Cash and cash equivalents are comprised of:
Cash and cash equivalents	$25,747	$13,246	$25,747	$13,246
Issued and outstanding cheques	(13,069)	(4,949)	(13,069)	(4,949)

	$12,678	$8,297	$12,678	$8,297

See accompanying notes to unaudited interim consolidated financial statements.

14

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005
(in thousands of Canadian dollars)

1.	Basis of presentation and accounting changes:

The Company is a cable services provider in the Province of Québec for pay-television services, Internet access and telephony. It also operates the largest chain of video stores in Québec and a chain of video stores in Ontario and in the Atlantic provinces.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and, therefore, should be read in conjunction with the December 31, 2004 audited consolidated financial statements and the notes below.

2.	Financial expenses:

	Three-month period ended		Nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2004	2005	2004	2005

Third parties:
Interest on long-term debt	$13,409	$14,149	$42,492	$44,126
Amortization of deferred financing costs	322	401	965	1,357
Amortization of debt premium and discount	(191)	(401)	(574)	(1,804)
Gain on settlement of long-term debt	—	(312)	—	(312)
Change in fair value of forward exchange contract and interest rate swaps	—	(1,177)	—	(904)
Loss (gain) on foreign currency denominated debt	(2,148)	703	2,312	1,413
Gain on foreign currency denominated short-term monetary items	(861)	(1,243)	(418)	(1,255)
Bank fees	404	—	1,185	—
Other interest and penalty charges	39	40	384	168

	10,974	12,160	46,346	42,789

Interest income	(165)	(168)	(655)	(1,019)

	10,809	11,992	45,691	41,770

Parent company:
Interest expense	31,069	1,701	87,648	5,004

	$41,878	$13,693	$133,339	$46,774

15

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005
(in thousands of Canadian dollars)

2.	Financial expenses (continued):

The interest paid in the three-month periods ended September 30, 2004 and 2005 amounted to $24.6 million and $29.5 million, respectively, and in the nine-month periods ended September 30, 2004 and 2005 amounted to $97.9 million and $65.3 million, respectively.

3.	Income taxes:

The following schedule reconciles income taxes computed on income before income taxes and non-controlling interest in a subsidiary, based on the consolidated basic income tax rate and the effective income tax rate:

	Three-month period ended		Nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2004	2005	2004	2005

Income taxes based on the combined federal and provincial basic income tax rate of 31.02% (2004 - 31.02%)	$14,554	$15,167	$34,539	$43,685
Change due to the following items:
Federal large corporation taxes	777	87	1,992	1,301
Non-deductible charges and/or loss deductible at a lower rate for which the tax benefit was not recorded	(615)	(28)	276	(192)
Non-taxable dividend from the parent company	(9,532)	—	(26,647)	—
Other	451	958	51	(459)

	$5,635	$16,184	$10,211	$44,335

Income taxes paid in the three-month periods ended September 30, 2004 and 2005 amounted to $0.5 million and $0.6 million, respectively, and in the nine-month periods ended September 30, 2004 and 2005 amounted to $10.2 million and $3.2 million, respectively.

During the period ended June 30, 2005, the Company obtained from a company under common control of the ultimate parent company, income tax deductions of $0.77 million, of which $0.37 million is recorded as income taxes receivable and $0.4 million as future income tax assets. The consideration payable to this company under common control amounts to $0.75 million. This transaction allows the Company to realize a gain of $0.02 million which has been credited to contributed surplus.

16

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued (Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005 (in thousands of Canadian dollars)

4.	Long-term debt:

	December 31, 2004	September 30, 2005

Senior Secured First Priority Notes (a)	$92,271	$—
Senior Notes (b)	796,637	971,829
Subordinated loan - Quebecor Media Inc. (c)	150,000	150,000

Long-term portion of the long-term debt	$1,038,908	$1,121,829

(a)	Senior Secured First Priority Notes:

On July 15, 2005, the Company used its cash on hand and its Revolving Credit Facility to reimburse the aggregate principal amount of US$75.6 million of its subsidiary, CF Cable TV Inc., Senior Secured First Priority Notes, which bore interest at 9.125% and were due in 2007. The gain on settlement of long-term debt include the write-off of the unamortized premium of $0.8 million, net of deferred financing costs amounting to $0.5 million. Also, an amount of $7.4 million was paid as settlement of the foreign exchange forward contracts related to this Notes.

(b)	Senior Notes:

On September 16, 2005, the Company issued US$175.0 million of aggregate principal amount of Senior Notes at a discount rate of 99.5% for net proceeds of US$174.1 million, before issuance fees of $3.7 million. These Notes bear interest at a rate of 6.375% payable every six months on December 15 and June 15, and mature on December 15, 2015. The first interest payment is due on December 15, 2005. The Notes contain certain restrictions for Vidéotron Ltée, including limitations on its ability to incur additional indebtedness, and are unsecured. Vidéotron Ltée entered into cross-currency interest swaps to hedge foreign exchange fluctuations related to the interest and capital repayment of these Notes denominated in foreign currency.

(c)	Subordinated loan to a subsidiary - Quebecor Media Inc.:

The amount of interest owed to Quebecor Media Inc. as at December 31, 2004 and September 30, 2005 amounted to $10.7 million and $15.7 million, respectively, and is accounted for in the amounts payable to affiliated companies.

17

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued (Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005 (in thousands of Canadian dollars)

5.	Share capital:

	December 31, 2004	September 30, 2005

Issued and paid:
11,174,813 common shares	$173,236	$173,236
170,000 preferred shares, Series G (133,000 as of December 31, 2004)	—	—

	$173,236	$173,236

The preferred shares Series G are owned by Groupe de Divertissement SuperClub Inc., a wholly-owned subsidiary of the Company, and were issued for a cash consideration totaling $133.0 million in 2004. Series G shares were eliminated upon consolidation.

On April 18, 2005, Vidéotron Ltée issued 57,000 preferred shares, Series G, to Groupe de Divertissement Superclub Inc., a wholly-owned subsidiary of Le Superclub Vidéotron Ltée, for a total cash consideration of $57.0 million. On the same date, Vidéotron Ltée redeemed 20,000 preferred shares, Series G, from Groupe de Divertissement Superclub Inc. for a total cash consideration of $20.0 million.

6.	Employee future benefits:

The following table presents the Company’s net benefit costs:

	Three-month period ended		Nine-month period ended
	September 30, 2004	September 30, 2005	September 30, 2004	September 30, 2005

Net benefit	$1,361	$1,547	$3,859	$4,563

18

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued (Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005 (in thousands of Canadian dollars)

7.	Changes in non-cash operating items:

	Three-month period ended		Nine-month period ended
	September 30, 2004	September 30, 2005	September 30, 2004	September 30, 2005

Accounts receivable	$9,672	$(7,949)	$(2,335)	$(3,488)
Current income taxes	5,124	3,486	(4,764)	7,299
Net amounts receivable and payable from/to affiliated companies	(8)	4,085	(1,101)	28,489
Inventories	(2,125)	(181)	467	4,813
Prepaid expenses	2,878	(159)	(3,254)	(3,794)
Accounts payable and accrued liabilities	(12,504)	167	(34,461)	(35,997)
Pension plan accrued liability	—	133	—	398
Deferred revenue	12,006	16,545	18,328	11,847
Other assets	(3,903)	(3,781)	(10,753)	(10,942)

Change in non-cash Operating items	$11,140	$12,346	$(37,873)	$(1,375)

19

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005 (in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which are different in some respects from those in the United States (“US”), as described below. The following tables set forth the impact of significant differences between Canadian GAAP and US GAAP on the Company’s consolidated financial statements, including disclosures that are required under US GAAP.

Consolidated Statements of Operations for the:

	Three-month period ended		Nine-month period ended
	September 30, 2004	September 30, 2005	September 30, 2004	September 30, 2005

Net income for the period based on Canadian GAAP	$41,100	$32,682	$100,701	$96,431

Adjustments:
Push-down basis of accounting (i)	(1,935)	(1,691)	(5,804)	(5,952)
Development and pre-operating costs (iii)	3	(955)	179	(897)
Accounting for derivative instruments and hedging activities (iv)	4,660	(310)	11,174	4,969
Income taxes (v)	(1)	2,353	(56)	2,335

Net income for the period based on US GAAP	43,827	32,079	106,194	96,886

Other comprehensive income (loss) (vi)
Accounting for derivative instruments and hedging activities (iv)	2,640	(10,032)	(2,540)	(20,184)
Income taxes (v)	—	10,527	—	10,527

Comprehensive income based on US GAAP	$46,467	$32,574	$103,654	$87,229

Accumulated other comprehensive loss at beginning of period	$(6,950)	$(25,560)	$(1,770)	$(15,408)

Change in the period	2,640	495	(2,540)	(9,657)

Accumulated other comprehensive loss at end of period	$(4,310)	$(25,065)	$(4,310)	$(25,065)

20

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005 (in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Shareholder’s Equity

	December 31, 2004	September 30, 2005

Shareholder’s equity (deficiency) based on Canadian GAAP	$38,030	$(75,516)

Cumulative adjustments:
Push-down basis of accounting (i)	4,235,626	4,229,674
Goodwill impairment (ii)	(2,004,000)	(2,004,000)
Development and pre-operating costs (iii)	(1,656)	(2,553)
Accounting for derivative instruments and hedging activities (iv)	(15,559)	(30,774)
Income taxes (v)	514	13,376
Pension and postretirement benefits (vii)	(92)	(92)

Shareholder’s equity based on US GAAP	$2,252,863	$2,130,115

(i)	Push-down basis of accounting

The basis of accounting used in the preparation of this reconciliation of Canadian GAAP to US GAAP reflects the push-down resulting from the acquisition of the Company and its subsidiaries on October 23, 2000 by Quebecor Media Inc. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

21

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005 (in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

	(i)	Push-down basis of accounting (continued)

The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical consolidated financial statements of the Company to reflect Parent’s cost basis, were:

(a) The carrying values of fixed assets were increased by $114.6 million;

(b)

The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt, and further reduction in deferred charges was recorded for a total amount of $22.6 million;

(c) Accrued charges increased by $40.3 million;

(d) Future income tax liability increased by $24.9 million; and

(e)

The $4,360.5 million excess of parent’s cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,387.3 million was credited to contributed surplus. In 2004, the Company and its parent materialized income tax benefits in the amount of $84.3 million which had not been recognized at the date of acquisition. Therefore, goodwill has been decreased by $84.3 million, contributed surplus has been decreased by $67.4 million and income tax expenses for US GAAP purposes have been increased by $16.9 million.

	(ii)	Goodwill impairment

The accounting requirements for goodwill under Canadian GAAP and US GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under US GAAP, an impairment loss recognized as a result of transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”. The determination of the impairment under US GAAP is based on the goodwill recognized as a result of the push-down discussed in (i) above.

	(iii)	Development and pre-operating costs

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability, are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

22

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005 (in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

	(iv)	Accounting for derivative instruments and hedging activities

The Company adopted, at the beginning of 2001, Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended (SFAS 133), which establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value, with changes in fair value recorded in the statement of operations unless the instrument is effective and qualifies for hedge accounting. As of the adoption date, the Company did not hold any of these instruments. Under Canadian GAAP, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged position. Furthermore, under Canadian GAAP, the change in foreign exchange rate on long-term foreign currency denominated instruments is recorded either as an asset or liability when hedge accounting is used. Under US GAAP, these changes are recorded in the statement of operations or other comprehensive income based on whether a hedging relationship has been established which qualifies as a hedging relationship under US GAAP.

	(v)	Income taxes

This adjustment represents the tax impact of the US GAAP adjustments. Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while, under US GAAP, measurement is based on enacted tax rates.

	(vi)	Comprehensive income

Comprehensive income is presented in accordance with FAS No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder’s equity related to the accrued pension benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets and to changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges.

23

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

	(vii)	Pension and postretirement benefits

The accounting requirements for pension and postretirement benefits under Canadian GAAP and US GAAP are similar in all material respects. However, under US GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder’s equity under the caption “other comprehensive income”.

	(viii)	Guaranteed debt

The consolidated information below has been presented in accordance with the requirements of the Securities and Exchange Commission for guarantor financial statements.

The Company’s Senior Notes due 2014 and 2015 are guaranteed by specific subsidiaries of the Company (the “Subsidiary Guarantors”). The accompanying condensed consolidated financial information as at December 31, 2004 and September 30, 2005 and the three-month and nine-month periods ended September 30, 2004 and 2005 have been prepared in accordance with US GAAP. The information under the column headed “Consolidated Guarantors” is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed “Vidéotron Ltée”. Each Subsidiary Guarantor is wholly-owned by the Company. All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law).

The main subsidiaries included under the column “Subsidiary Guarantors” are CF Cable TV Inc., Vidéotron (Régional) Ltée and Le Superclub Vidéotron Ltée and its subsidiary, Groupe de Divertissement Superclub Inc.

The “Subsidiary Non-Guarantors” is Société d’Édition et de Transcodage T.E. Ltée.

On July 15, 2005, CF Cable TV Inc. paid its senior secured first priority note and became a guarantor of the senior notes issued by its parent company. Vidéotron (Régional) Ltée, a wholly-owned subsidiary of CF Cable TV Inc., became also a guarantor of the senior notes of Vidéotron Ltée.

24

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

As at December 31, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Assets
Current assets:
Cash and cash equivalents	$34,810	$108	$1,312	$—	$36,230
Marketable securities	20,000	—	1,250	—	21,250
Accounts receivable	81,589	8,213	686	—	90,488
Amounts receivable from affiliated companies	133,598	27,834	277,053	(438,480)	5
Income taxes receivable	8,526	79	19	—	8,624
Inventories and prepaid expenses	11,488	23,461	601	—	35,550
Future income taxes	49,589	184	8,455	—	58,228

	339,600	59,879	289,376	(438,480)	250,375
Fixed assets	761,758	32,455	225,081	(489)	1,018,805
Goodwill	1,903,756	67,940	376,844	233,711	2,582,251
Other assets	441,324	136,351	3,616	(558,433)	22,858
Future income taxes	22,179	1,111	—	269	23,559

Total assets	$3,468,617	$297,736	$894,917	$(763,422)	$3,897,848

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$1,994	$1,745	$164	$—	$3,903
Accounts payable and accrued liabilities	214,309	32,402	25,881	(5)	272,587
Amounts payable to affiliated companies	102,426	138,350	249,417	(438,475)	51,718
Deferred revenue and prepaid services	83,105	—	22,305	—	105,410
Income taxes payable	33	1,343	267	—	1,643

	401,867	173,840	298,034	(438,480)	435,261
Deferred revenue	4,480	—	1,724	—	6,204
Future income taxes	129,310	3,054	36,268	—	168,632
Long-term debt	941,910	—	116,840	(24,568)	1,034,182
Non-controlling interest in a subsidiary	—	—	—	706	706

	1,477,567	176,894	452,866	(462,342)	1,644,985
Shareholder’s Equity:
Share capital	306,235	31,559	165,025	(329,583)	173,236
Contributed surplus	3,983,147	81,725	652,298	(3,389)	4,713,781
(Deficit) retained earnings	(2,283,016)	7,558	(375,180)	31,892	(2,618,746)
Other comprehensive loss	(15,316)	—	(92)	—	(15,408)

	1,991,050	120,842	442,051	(301,080)	2,252,863

	$3,468,617	$297,736	$894,917	$(763,422)	$3,897,848

25

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

As at September 30, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Assets
Current assets:
Cash and cash equivalents	$23,546	$89	$2,112	$—	$25,747
Accounts receivable	63,925	6,912	586	—	71,423
Amounts receivable from affiliated companies	793,969	296,103	261,789	(1,351,861)	—
Income taxes receivable	—	5,364	26	(8)	5,382
Inventories and prepaid expenses	15,888	17,052	1,036	—	33,976
Future income taxes	6,323	520	1,095	34	7,972

	903,651	326,040	266,644	(1,351,835)	144,500
Fixed assets	730,266	69,941	226,415	(489)	1,026,133
Goodwill	1,399,533	636,384	396,844	233,711	2,666,472
Deferred charges	10,943	441	3,434	—	14,818
Future income taxes	—	13,888	80	(5)	13,963
Investments	421,963	1,171,792	166,075	(659,764)	1,100,066

Total assets	$3,466,356	$2,218,486	$1,059,492	$(1,778,382)	$4,965,952

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$11,831	$1,110	$128	$—	$13,069
Accounts payable and accrued liabilities	122,303	23,551	23,178	(233)	168,799
Amounts payable to a company under common control	155,040	808,572	404,683	(1,351,627)	16,668
Deferred revenue and prepaid services	51,996	21,746	20,008	—	93,750
Income taxes payable	284	884	1,180	—	2,348
Current portion of long-term debt	50,000	—	—	—	50,000

	391,454	855,863	449,177	(1,351,860)	344,634
Deferred revenue	4,694	—	1,745	—	6,439
Future income taxes	134,231	4,728	49,959	(311)	188,607
Long-term debt	833,141	1,100,000	121,346	(24,234)	2,030,253
Non-controlling interest in a subsidiary	—	—	—	764	764

	1,363,520	1,960,591	622,227	(1,375,641)	2,570,697
Shareholder’s equity:
Capital shares	306,236	196,558	165,025	(494,583)	173,236
Contributed surplus	3,475,340	619,072	661,293	(1,337)	4,754,368
(Deficit) retained earnings	(1,674,984)	(557,735)	(388,499)	93,179	(2,528,039)
Other comprehensive loss	(3,756)	—	(554)	—	(4,310)

	2,102,836	257,895	437,265	(402,741)	2,395,255

	$3,466,356	$2,218,486	$1,059,492	$(1,778,382)	$4,965,952

26

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the three-month period ended September 30, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Revenues	$127,694	$74,980	$47,317	$(25,866)	$224,125

Direct cost	37,933	7,865	12,714	(255)	58,257

Operating and administrative expenses	51,954	33,289	16,559	(25,608)	76,194

Depreciation and amortization	20,242	9,629	4,751	—	34,622

Financial expenses	(9,387)	42,011	4,893	(366)	37,151

Dividend income from related companies	—	(32,884)	(4,563)	7,031	(30,416)

Income (loss) before the undernoted	26,952	15,070	12,963	(6,668)	48,317

Income taxes	7,046	(5,334)	2,576	166	4,454

	19,906	20,404	10,387	(6,834)	43,863

Share in the results of a company subject to significant influence	2,925	—	50	(2,975)	—

Non-controlling interest	—	—	—	(36)	(36)

Net income (loss)	$22,831	$20,404	$10,437	$(9,845)	$43,827

27

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the three-month period ended September 30, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$22,831	$20,404	$10,437	$(9,845)	$43,827
Adjustments for:
Depreciation and amortization	20,497	9,629	4,750	—	34,876
Future income taxes	6,614	(3,549)	1,824	158	5,047
Gain on foreign denominated debt	—	—	(2,060)	(88)	(2,148)
Other	(1,599)	662	777	2,729	2,569
Net change in non-cash operating working capital	25,104	(8,595)	(9,392)	2	7,119

	73,447	18,551	6,336	(7,044)	91,290

Cash flows from investing activities:
Acquisition of fixed assets	(17,175)	(11,713)	(6,328)	1,264	(33,952)
Net change in deferred charges	—	(127)	—	—	(127)
Proceeds on disposal of fixed assets	87	1,286	96	(1,264)	205
Acquisition of video stores	—	(7,052)	—	—	(7,052)

	(17,088)	(17,606)	(6,232)	—	(40,926)

Cash flows from financing activities:
Repayment of long-term debt	(12,500)	—	—	—	(12,500)
Dividends	(44,260)	(4,563)	—	7,044	(41,779)

	(56,760)	(4,563)	—	7,044	(54,279)

Net (decrease) increase in cash	(401)	(3,618)	104	—	(3,915)

Cash and cash equivalents, beginning of period	12,116	2,597	1,880	—	16,593

Cash and cash equivalents, end of period	$11,715	$(1,021)	$1,984	$—	$12,678

28

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the nine-month period ended September 30, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Revenues	$365,337	$213,623	$138,554	$(69,672)	$647,842

Direct cost	118,364	21,721	43,282	(716)	182,651

Operating and administrative expenses	139,579	92,992	48,231	(68,953)	211,849

Depreciation and amortization	61,021	28,984	14,008	—	104,013

Financial expenses	(13,531)	113,850	22,405	(759)	121,965

Dividend income from related companies	—	(92,515)	(12,844)	19,733	(85,626)

Income (loss) before the undernoted	59,904	48,591	23,472	(18,977)	112,990

Income taxes	15,504	(13,287)	4,334	166	6,717

	44,400	61,878	19,138	(19,143)	106,273

Share in the results of a company subject to significant influence	7,777	—	108	(7,885)	—

Non-controlling interest	—	—	(1)	(78)	(79)

Net income (loss)	$52,177	$61,878	$19,245	$(27,106)	$106,194

29

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the nine-month period ended September 30, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$52,177	$61,878	$19,245	$(27,106)	$106,194
Adjustments for:
Depreciation and amortization	61,786	28,984	14,007	—	104,777
Future income taxes	14,285	(9,650)	2,721	158	7,514
Loss on foreign denominated debt	—	—	2,303	9	2,312
Other	(8,611)	2,948	4,527	7,089	5,953
Net change in non-cash operating working capital	(84,660)	816	46,492	8	(37,344)

	34,977	84,976	89,295	(19,842)	189,406

Cash flows from investing activities:
Acquisition of fixed assets	(56,683)	(33,056)	(19,111)	12,416	(96,434)
Net change in deferred charges	—	(188)	—	—	(188)
Acquisition of goodwill	—	(92)	—	—	(92)
Proceeds on disposal of fixed assets	511	12,562	362	(12,416)	1,019
Acquisition of video stores	—	(7,052)	—	—	(7,052)
Proceeds on disposal of short-term investments	22,100	—	1,031	—	23,131
Acquisition of shares of parent company	—	(1,100,000)	—	—	(1,100,000)
Other	70,000	—	(70,010)	—	(10)

	35,928	(1,127,826)	(87,728)	—	(1,179,626)

Cash flows from financing activities:
Repayment of long-term debt	(37,500)	—	—	—	(37,500)
Financing cost on long-term debt	(1,195)	—	—	—	(1,195)
Increase in long-term intercompany loan from parent company	—	1,100,000	—	—	1,100,000
Redemption of retractable preferred shares	(3,660)	—	—	—	(3,660)
Dividends	(42,023)	(57,844)	—	19,842	(80,025)

	(84,378)	1,042,156	—	19,842	977,620

Net (decrease) increase in cash	(13,473)	(694)	1,567	—	(12,600)

Cash and cash equivalents, beginning of period	25,188	(327)	417	—	25,278

Cash and cash equivalents, end of period	$11,715	$(1,021)	$1,984	$—	$12,678

30

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

As at September 30, 2005

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Assets
Current assets:
Cash and cash equivalents	$12,251	$(497)	$1,492	$—	$13,246
Marketable securities	—	—	—	—	—
Accounts receivable	86,682	6,620	700	—	94,002
Amounts receivable from affiliated companies	222,334	863	89	(223,286)	—
Income taxes receivable	385	325	18	—	728
Inventories and prepaid expenses	28,449	6,085	7	—	34,541
Future income taxes	47,799	5,268	91	—	53,158

	397,900	18,664	2,397	(223,286)	195,675
Fixed assets	813,839	228,959	2,720	(489)	1,045,029
Goodwill	1,903,755	445,041	—	233,711	2,582,507
Other assets	409,748	177,061	—	(562,737)	24,072
Future income taxes	—	2,191	—	—	2,191

Total assets	$3,525,242	$871,916	$5,117	$(552,801)	$3,849,474

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$3,088	$1,798	$63	$—	$4,949
Accounts payable and accrued liabilities	258,050	28,666	464	(94)	287,086
Amounts payable to a company under common control	45,545	223,476	3	(223,193)	45,831
Deferred revenue and prepaid services	89,620	21,500	206	—	111,326
Income taxes payable	648	37	—	—	685

	396,951	275,477	736	(223,287)	449,877
Future income taxes	127,707	40,245	277	—	168,229
Long-term deferred revenue	5,511	1,865	46	—	7,422
Long-term debt	1,093,188	25,969	—	(25,969)	1,093,188
Non-controlling interest in a subsidiary	—	—	—	643	643

	1,623,357	343,556	1,059	(248,613)	1,719,359
Shareholder’s equity:
Share capital	343,234	165,001	25	(335,024)	173,236
Contributed surplus	4,008,648	708,093	462	(3,399)	4,713,804
(Deficit) retained earnings	(2,425,024)	(344,642)	3,571	34,235	(2,731,860)
Other comprehensive loss	(24,973)	(92)	—	—	(25,065)

	1,901,885	528,360	4,058	(304,188)	2,130,115

	$3,525,242	$871,916	$5,117	$(552,801)	$3,849,474

31

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the three-month period ended September 30, 2005

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Revenues	$196,470	$54,969	$1,163	$(342)	$252,260

Direct costs	53,793	18,201	—	(63)	71,931

Operating and administrative expenses	66,771	19,239	776	(280)	86,506

Depreciation and amortization	29,434	5,794	149	—	35,377

Financial expenses	8,728	(7,417)	—	12,187	13,498

Dividend income from related companies	—	8,279	—	(8,279)	—

Income (loss) before the undernoted	37,744	10,873	238	(3,907)	44,948

Income taxes	10,753	1,842	73	175	12,843

	26,991	9,031	165	(4,082)	32,105
Non-controlling interest	3,321	36	—	(3,383)	(26)

Net income (loss)	$30,312	$9,067	$165	$(7,465)	$32,079

32

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the three-month period ended September 30, 2005

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$30,312	$9,067	$165	$(7,465)	$32,079
Adjustments for:
Depreciation and amortization	31,220	6,516	149	—	37,885
Future income taxes	10,499	2,111	76	176	12,862
Loss on foreign denominated debt	(693)	719	—	(97)	(71)
Other	(41,925)	(286)	—	2,564	(39,647)
Net change in non-cash operating working capital	68,301	(14,188)	(318)	2	53,797

	97,714	3,939	72	(4,820)	96,905
Cash flows from investing activities:
Acquisition of fixed assets	(55,149)	(8,049)	(339)	—	(63,537)
Acquisition of other assets	1	—	—	—	1
Proceeds on disposals of fixed assets	388	134	—	—	522
Acquisition of videostore	—	(11)	—	—	(11)

	(54,760)	(7,926)	(339)	—	(63,025)
Cash flows from financing activities:
Repayment of long-term debt	—	(92,284)	—	—	(92,284)
Issuance of long-term debt	205,130	—	—	—	205,130
Financing cost on long-term debt	(3,725)	—	—	—	(3,725)
Settlement of interest swaps	(1,274)	(7,367)	—	—	(8,641)
Advance (from) to an affiliated Company	(103,270)	103,270	—	—	—
Dividend to parent company	(200,000)	—	—	—	(200,000)
Dividend (from) to an affiliated Company	(4,820)	—	—	4,820	—

	(107,959)	3,619	—	4,820	(99,520)

Net (decrease) increase in cash	(65,005)	(368)	(267)	—	(65,640)

Cash and cash equivalents, beginning of period	74,168	(1,927)	1,696	—	73,937

Cash and cash equivalents, end of period	$9,163	$(2,295)	$1,429	$—	$8,297

33

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the nine-month period ended September 30, 2005

			Subsidiary	Adjustments
	Vidéotron	Subsidiary	non-	and
	Ltée	guarantors	guarantors	eliminations	Consolidated

Revenues	$560,737	$165,457	$3,447	$(1,086)	$728,555

Direct costs	145,057	54,909	—	(168)	199,798

Operating and administrative expenses	191,673	54,482	2,465	(919)	247,701

Depreciation and amortization	86,254	17,230	422	—	103,906

Financial expenses	23,419	6,049	—	11,699	41,167

Income (loss) before the undernoted	114,334	32,787	560	(11,698)	135,983

Income taxes	32,103	6,491	173	269	39,036

	82,231	26,296	387	(11,967)	96,947

Non-controlling interest	10,440	85	—	(10,586)	(61)

Net income (loss)	$92,671	$26,381	$387	$(22,553)	$96,886

34

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005
(in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the nine-month period ended September 30, 2005

			Subsidiary	Adjustments
	Vidéotron	Subsidiary	non-	and
	Ltée	guarantors	guarantors	eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$92,671	$26,381	$387	$(22,553)	$96,886
Adjustments for:
Depreciation and amortization	90,890	20,070	422	—	111,382
Future income taxes	30,202	6,414	80	270	36,966
Loss on foreign denominated debt	(1,048)	1,333	—	—	285
Other	(57,282)	191	—	9,184	(47,907)
Net change in non-cash operating working capital	66,986	(28,596)	(635)	—	37,755

	222,419	25,793	254	(13,099)	235,367
Cash flows from investing activities:
Acquisition of fixed assets	(114,501)	(19,474)	(517)	—	(134,492)
Acquisition of other assets	—	(49)	—	—	(49)
Proceeds on disposals of fixed assets	789	212	—	—	1,001
Proceeds on disposal of marketable securities	20,000	—	1,250	—	21,250
Payment of tax deductions to the parent company	(25,800)	(9,400)	—	—	(35,200)
Dividend from subsidiary	11,000	(11,000)	—	—	—
Cash transfer pursuant to the liquidation of a subsidiary	(533)	533	—	—	—
Acquisition of videostore	—	53	—	—	53

	(109,045)	(39,125)	733	—	(147,437)

Cash flows from financing activities:
Repayment of long-term debt	—	(92,284)	—	—	(92,284)
Issuance of long-term debt	205,130	—	—	—	205,130
Financing cost on long-term debt	(3,725)	—	—	—	(3,725)
Settlement of interest swaps	(3,588)	(7,367)	—	—	(10,955)
Advance (from) to an affiliated company	(112,242)	112,242	—	—	—
Dividend to parent company	(210,000)	—	—	—	(210,000)
Dividend (from) to an affiliated Company	(13,099)	—	—	13,099	—
Other	497	177	(800)	—	(126)

	(137,027)	12,768	(800)	13,099	(111,960)

Net (decrease) increase in cash	(23,653)	(564)	187	—	(24,030)

Cash and cash equivalents, beginning of period	32,816	(1,731)	1,242	—	32,327

Cash and cash equivalents, end of period	$9,163	$(2,295)	$1,429	$—	$8,297

35

VIDÉOTRON LTÉE
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)

Three-month and nine-month periods ended September 30, 2004 and 2005
(in thousands of Canadian dollars)

9.	Contingencies:

In November 2001, the Company terminated a sale service agreement with a supplier and is being sued for breach of contract for an amount of $4.7 million.  It is not possible to determine the outcome of this claim.

On March 13, 2002, a legal action was initiated by the shareholders of a cable company against Vidéotron Ltée.  They contend that Vidéotron Ltée did not respect its commitment related to a stock purchase agreement signed in August 2000.  The plaintiffs are requesting compensations totaling $26.0 million.  Vidéotron Ltée’s management believes that this action is not justified and intends to defend its case before the Courts.

In the normal course of its business, the Company is party to various claims and lawsuits.  Even though the outcome of these various pending cases as at September 30, 2005 cannot be determined with certainty, the Company believes that their outcome will not have a materially adverse impact on its operating results or financial position.

10.	Comparative figures:

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted in the current period.

36

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDÉOTRON LTÉE

(signed) Yvan Gingras

By:	Yvan Gingras
Executive Vice-President, Finance and Operations

Date:	November 7, 2005